Exhibit 21.1
Subsidiaries of the Company
     The following is a complete list of the direct and indirect subsidiaries of Arch Western Resources, LLC, a Delaware limited liability company, including their respective states of incorporation or organization, as of March 15, 2008:

Arch Western Resources, LLC (Delaware)	99%
Arch of Wyoming, LLC (Delaware)	100%
Arch Western Finance LLC (Delaware)	100%
Arch Western Bituminous Group LLC (Delaware)	100%
Canyon Fuel Company, LLC (Delaware)	65%*
Mountain Coal Company, LLC (Delaware)	100%
Thunder Basin Coal Company, L.L.C. (Delaware)	100%
Triton Coal Company, LLC (Delaware)	100%

*	The remaining 35% interest in Canyon Fuel is owned by Arch Coal, Inc.